Certificate of Amendment Canada Business Corporations Act	Certificat de modification Loi canadienne surles sociétés par actions

Organigram Holdings Inc.
Corporate name / Dénomination sociale

969981-3
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Hantz Prosper
Director / Directeur

2023-07-05
Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale
Organigram Holdings Inc.
2	Corporation number
Numéro de la société
9699813
3	The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

/s/ Beena Goldenberg
Beena Goldenberg ***

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250

(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Schedule / Annexe

Amendment Schedules / Annexes - Modification

The articles of the Corporation be amended as follows:

1. To delete in their entirety the Preferred Shares, of which there are none issued and outstanding, from the authorized capital of the Corporation;

2. To confirm, after giving effect to the foregoing, the authorized capital of the Corporation, shall consist of an unlimited number of Common Shares;

3. The share capital of the Corporation is altered (the "Consolidation") by consolidating all of the currently issued and outstanding common shares of the Corporation ("Existing Common Shares") on the basis that four (4) Existing Common Shares shall form one (1) post-consolidation common share (each a "Consolidated Common Share" and collectively the "Consolidated Common Shares").

4. In the event that the Consolidation would otherwise result in the issuance to any shareholder of a fractional Consolidated Common Share, no fractional Consolidated Common Share shall be issued and the number of Consolidated Common Shares issuable to such shareholder shall be (i) rounded down to the nearest whole number if the fraction is less than one-half (0.5) of a Consolidated Common Share, or (ii) rounded up to the nearest whole number if the fraction is one-half (0.5) or greater.